[redacted]

08027195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAV Wetherly Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Russo 310-575-3543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
111

246 First Street, 5th Floor | San Francisco | CA | 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

PROCESSED

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAV-WETHERLY FINANCIAL, L.P.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the years ended December 31, 2007 and 2006
with
Report of Independent Auditors

DAV-WETHERLY FINANCIAL, L.P.
TABLE OF CONTENTS
For the years ended December 31, 2007 and 2006

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Partners of DAV-Wetherly Financial, L.P.:

We have audited the accompanying statements of financial condition of DAV-Wetherly Financial, L.P. as of December 31, 2007 and 2006, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the DAV-Wetherly Financial, L.P.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 20, 2008

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 674,140	$ 432,595
Fees receivable	14,008,371	12,333,787
Advance to related party	462,628	705,290
Prepaid expenses	14,788	14,788
Total assets	$ 15,159,927	$ 13,486,460
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accrued expenses	$ -	$ 20,000
Commissions payable	3,144,176	2,392,967
Total liabilities	3,144,176	2,412,967
Partners' capital	12,015,751	11,073,493
Total liabilities and partners' capital	$ 15,159,927	$ 13,486,460

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF INCOME
For the years ended December 31, 2007 and 2006

	2006	2005
REVENUE		
Fees	$ 12,659,265	$ 18,519,907
Interest income	2,352	47
Other income	35,000	-
Total revenue	12,696,617	18,519,954
EXPENSES		
Salaries	2,487,942	1,845,000
Fee commissions	2,645,977	3,641,010
General and administrative	1,634,357	950,319
Bad debt expense	-	506,400
Total expenses	6,768,276	6,942,729
Net income	$ 5,928,341	$ 11,577,225

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the years ended December 31, 2007 and 2006

	General Partner	Limited Partner	Total Partners' Capital
Balance, January 1, 2006	$ 52,463	$ 5,193,805	$ 5,246,268
Distributions	(57,500)	(5,692,500)	(5,750,000)
Net income	115,772	11,461,453	11,577,225
Balance, December 31, 2006	110,735	10,962,758	11,073,493
Distributions	(49,861)	(4,936,222)	(4,986,083)
Net income	59,283	5,869,058	5,928,341
Balance, December 31, 2007	$ 120,157	$ 11,895,594	$ 12,015,751

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 5,928,341	$ 11,577,225
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	-	506,400
Increase in fees receivable	(1,674,584)	(6,735,993)
Decrease (increase) in advance to related party	242,662	(696,234)
(Decrease) increase in accrued expenses	(20,000)	19,250
Increase in commissions payable	751,209	1,115,912
Net cash provided by operating activities	5,227,628	5,786,560
Cash flows from financing activities:		
Capital distributions	(4,986,083)	(5,750,000)
Net increase in cash and cash equivalents	241,545	36,560
Cash and cash equivalents, at the beginning of the year	432,595	396,035
Cash and cash equivalents, at the end of the year	$ 674,140	$ 432,595

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2007 and 2006

1. Organization

DAV-Wetherly Financial, L.P. (the "Partnership"), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC ("WM")	1% General Partner
Wetherly Capital Group, LLC ("WCG")	99% Limited Partner

Pursuant to the Amended and Restated Limited Partnership Agreement of DAV-Wetherly Financial, L.P. dated July 3, 2001, distributions as well as Partnership profits and losses are allocated to the partners in accordance with the partner's respective interests.

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Method of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Partnership's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Partnership has not experienced any losses in such accounts.

Income taxes
Income taxes on partnership income are levied on the partners in their individual capacity. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

2. Summary of significant accounting policies (continued)

Fees receivable and commissions payable

Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. During 2007 and 2006, fees receivable totaling $0 and $506,400, respectively, were deemed uncollectible and charged to bad debt expense.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2007 are as follows:

Year ending December 31,	Fees receivable	Commissions payable
2008	$ 9,227,006	$ 2,071,000
2009	4,764,698	1,069,435
2010	16,667	3,741
Total	$ 14,008,371	$ 3,144,176

Fee revenues

Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services related to future offerings.

Fee commissions and other expenses

Commission expense is recognized when the related placement fee revenue is earned. All other expenses are recognized when incurred.

3. Net capital requirements

The Partnership is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Partnership does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2007 and 2006, the Partnership had net capital of $618,108 and $330,641, respectively, and required net capital of $138,136 and $111,992, respectively.

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2007 and 2006

4. Related party transactions

Expense allocation
Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis pursuant to an Expense Sharing Agreement between the Partnership and WCG dated January 1, 2004. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership. Salaried and administrative overhead allocated to the Partnership for the year ended December 31, 2007 and 2006 was $4,122,299 and $2,795,319, respectively. As of December 31, 2007 and 2006, $462,628 and $705,290, respectively, was due to the Partnership from WCG for advances made by the Partnership to WCG in connection with the salaries and general and administration expense allocations.

5. Office leases

Wetherly Capital Group, LLC has rental leases for its offices in Los Angeles, California, New York, New York, and Chicago, Illinois. The term of the leases expire between June 1, 2008 and February 24, 2009.

The rent expense is paid by WCG, and a ratable portion is allocated to the Partnership based on estimates made by management pursuant to the Expense Sharing Agreement. During 2007 and 2006, rent expense of $201,354 and $112,291, respectively, was included in general and administrative expense on the accompanying statements of income.

Wetherly Capital Group, LLC is required to make minimum base lease payments as follows:

Year ending December 31,	
2008	$ 157,296
2009	21,848
Total	$ 179,144

SUPPLEMENTAL INFORMATION

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATION OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2007 and 2006

	2007	2006
Total partners' capital at end of year	$ 12,015,751	$ 11,073,493
Adjustments:		
Non-allowable assets:		
Fees receivable, net of related commissions payable	(10,913,642)	(10,022,774)
Other assets	(477,416)	(720,078)
Securities haircut - Money market fund	(6,585)	-
Net capital	$ 618,108	$ 330,641
Aggregate indebtedness ("AI")		
Commissions payable within 12 months	$ 2,071,000	$ 1,659,043
Accrued expenses	-	20,000
Aggregate indebtedness	$ 2,071,000	$ 1,679,043
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 138,136	$ 111,992
Excess net capital	$ 479,972	$ 218,649
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 411,008	$ 162,737
Ratio of net capital to aggregate indebtedness	29.85%	19.69%

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2007 and 2006

	2007	2006
Net capital per unaudited FOCUS report	$ 618,110	$ 350,642
Audit and other adjustments	(2)	(20,001)
Net capital per auditors' computations	$ 618,108	$ 330,641

DAV-WETHERLY FINANCIAL, L.P.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2007 and 2006

Exemptive provision:

In the opinion of management, DAV-Wetherly Financial, L.P. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that DAV-Wetherly Financial, L.P. does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Partners of DAV-Wetherly Financial, L.P.:

In planning and performing our audits of the financial statements and supplemental schedules of DAV-Wetherly Financial, L.P (the "Partnership"), for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 20, 2008

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: DAV/WETHERLY FINANCIAL, L.P. [0013]

SEC File Number: 8- 65235 [0014]

Address of Principal Place of Business: 11601 WILSHIRE BLVD., SUITE 30 [0020]

LOS ANGELES [0021] CA [0022] 90025 [0023]

Firm ID: 119951 [0015]

For Period Beginning 10/01/2007 [0024] And Ending 12/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: George M. Russo [0030] Phone: (805)573-1856 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	674,141 [0200]		674,141 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	3,094,730 [0355]	10,913,639 [0600]	14,008,369 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities**			

	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			
	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	525,570 [0670]	525,570 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	14,787 [0735]	14,787 [0930]
12.	TOTAL ASSETS	3,768,871 [0540]	11,453,996 [0740]	15,222,867 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,971,142 [1205]	1,173,034 [1385]	3,144,176 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		1,971,142 [1230]	1,173,034 [1450]	3,144,176 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	12,078,691 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	12,078,691 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	15,222,867 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2007 [3932]	Period Ending 12/31/2007 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	6,962,672 [3975]
8.	Other revenue	2,315 [3995]
9.	Total revenue	6,964,987 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		2,296,267 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		3,053 [4195]
15.	Other expenses		477,013 [4100]

16.	Total expenses		2,776,333 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,188,654 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,188,654 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-561,731 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		12,078,691 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		12,078,691 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		12,078,691 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	11,453,996 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	-11,453,996 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		624,695 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment**		

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
Money Market Funds [3736A]		6,585 [3736B]	
[3736C]		[3736D]	
[3736E]		[3736F]	
		6,585 [3736]	-6,585 [3740]
10. Net Capital			618,110 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	131,409 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	143,205 [3758]
13. Net capital requirement (greater of line 11 or 12)	143,205 [3760]
14. Excess net capital (line 10 less 13)	474,905 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	420,995 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		1,971,142 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 1,971,142 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 319 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		9,742,787 [4240]
A.	Net income (loss)		4,188,654 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-1,852,750 [4270]
2.	Balance, end of period (From item 1800)		12,078,691 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END